U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 1O-K/SB   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR
For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:    ____________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information


         Full Name of Registrant:              VDO.COM, INC.
         Former Name if Applicable:
                                    --------------------------------------------
              5315 New Utrecht Avenue
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

              Brooklyn, New York 11219
         -----------------------------------------------------------------------
         City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

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[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K/SB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34- 26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]     (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

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Part III -  Narrative

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State below in  reasonable  detail the reasons  why the Form 1O-K,  20-F,  11-K,
10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-QSB.


Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification:

         Samuel Shneibalg                      (718)              437-4523
         -----------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes          [ ]No


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [ ] Yes       [X]No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached Explanation.

                                  VDO.COM, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 14, 2000                By: /s/  Samuel Shneibalg
                                           -------------------------------------
                                              Samuel Shneibalg, President


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                              ATLAS PEARLMAN, P.A.
                     350 East Las Olas Boulevard, Suite 1700
                         Fort Lauderdale, Florida 33301



                                                              August 14, 2000


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Filing Desk

         Re:  VDO.COM, INC.

Dear Sir/Madam:

         On behalf of VDO.COM, INC. enclosed for electronic filing is the Form 12b-25.

         Should you have any questions or comments regarding the enclosed, please call the undersigned collect at (954) 763-1200.

                                               Very truly yours,


                                               /s/ Joel D. Mayersohn
                                               ---------------------------------
                                                   Joel D. Mayersohn





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